UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2002 8-31-02

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. News Release: August 22, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: September 3, 2002 By:
Peter Wong C.A.

ASIA PACIFIC
RESOURCES LTD.

August 22, 2002

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

NEWS RELEASE

AMENDMENTS TO THAI MINERALS ACT PASSED

Asia Pacific Resources Ltd. (APR) has been advised that the Lower House of the Parliament of Thailand has unanimously approved Amendments to the Minerals Act. The Senate had previously passed these Amendments and APR understands that within ninety (90) days the Amendments will become law following established routine processes.

The Amendments, which bring the legislation in line with international practice, permit mining, at a depth greater than 100 meters below the surface, without requiring specific consent of the holder of the surface rights. The potash resource held by Asia Pacific Potash Corporation (APPC), in which APR holds a 90% beneficial interest, typically lies 350 meters below the surface.

In addition, the removal of the limit of a maximum mining lease size of 300 rai (48 hectares) enables a world-class mine to be developed. The rights of local residents are protected through required public consultation processes and by compensation mechanisms in the unlikely event of damage occurring as a result of mining activity. An environmental impact assessment (EIA) must accompany the application for a Mining Lease.

The CEO and President of APR, Mr. John Bovard, welcomed the passage of the legislation. "This is good news for APR and good news for Thailand," he said. "The public consultation process and the EIA will ensure that the community is able to participate in this project. We have recently commenced a community relations program to better understand the wishes of the residents and to provide them with correct information about the project. Detailed studies carried out to international standards have demonstrated that modern environmental management techniques commonly practiced around the world will ensure minimal impacts."

Based on feasibility study estimates, once operations reach full production the project could provide nine hundred long-term direct jobs. The company will implement training in the Udon area to ensure that people of the North East are able to obtain meaningful jobs as soon as construction begins. In addition an estimated four thousand indirect jobs could be created for Thai people over the mine life of twenty-five years and beyond. The balance of payments of Thailand could benefit by an estimated US$5 billion over the mine life. Thailand will no longer have to rely on imported potash, but will instead export into the growing demand of the Asian region. The taxes, royalties and the dividend paid to the Thai Government under its 10% ownership of APPC should amount to US$1 billion over the mine life. It is understood that under the Constitution of Thailand a significant proportion of the royalties will flow to the Changwat (Province) and the Tambons (local councils) in the area of the mine.

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180
E-mail: info@apq-potash.com Website: http://www.apq-potash.com

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand
Telephone 66 2 636 1600 Facsimile 66 2 636 1599

The company is completing studies with international consultants to determine the optimum size of the initial stage of the project that will enable APPC's potash to compete in the competitive international market. A staged development will allow time to train Thai staff and to raise the necessary equity with minimum dilution to existing APR shareholders. APPC plans to file a Mining Lease Application early in 2003. These leases will enable APPC to commence early production.

About Asia Pacific Resources

The Company has identified two large potash deposits, the Udon North and Udon South deposits near Udon Thani in northeast Thailand. In September 1998, the Company completed a feasibility study on the South deposit, which ranks among the highest-grade potash resources in the world, and is currently working to secure various development approvals required from the Thai authorities. The current study will be reviewed and optimized during 2002 so that the project's future development will be able to capitalise fully on the inherent competitive strengths of the resource, as well as its location close to the growing potash markets of Asia.

On behalf of the Board of Directors,

"John Bovard",
President and Chief Executive Officer

For further information, please contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.